SIDLEY AUSTIN
SIDLEY

SIDLEY AUSTIN
LEVEL 39
TWO INT'L FINANCE CENTRE
8 FINANCE STREET
CENTRAL, HONG KONG
(852) 2509 7888
(852) 2509 3110 FAX

carrie.li@sidley.com
(852) 2509-7886

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FOUNDED 1866

07023917

Our Ref: 19160-10100

May 17, 2007

Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549
United States of America

Attn: 1934 Act Filing Desk

SUPPL

Dear Sir or Madam:

We represent Tingyi (Cayman Islands) Holding Corp. ("Tingyi"), which is a foreign private issuer that has been granted an exemption pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Tingyi's exemption file number is 82-34910.

Enclosed please find an announcement which Tinyi is required to furnish to the Securities and Exchange Commission pursuant to this exemption. Should you have any questions about this matter, please do not hesitate to contact us.

Yours sincerely,

Carrie Li

PROCESSED
JUN 04 2007
THOMSON FINANCIAL

RECEIVED
2007 MAY 31 A 9:53

HK1 396903v.3

康師傅控股有限公司*

TINGYI (CAYMAN ISLANDS) HOLDING CORP.

(Incorporated in the Cayman Islands with limited liability)

(Stock code: 322)

WAIVER FROM THE STOCK EXCHANGE IN RELATION TO THE APPOINTMENT OF QUALIFIED ACCOUNTANT

The Company wishes to announce that the Stock Exchange has granted a waiver from strict compliance of Rule 3.24 of the Listing Rules in relation to the appointment of a qualified accountant to the Company.

This announcement is made at the request of The Stock Exchange of Hong Kong Limited (the "Stock Exchange").

Tingyi (Cayman Islands) Holding Corp. (the "Company") wishes to announce that the Stock Exchange has granted a waiver (the "Waiver") from strict compliance of Rule 3.24 of the Rules Governing the Listing of Securities on the Stock Exchange (the "Listing Rules") in relation to the appointment of a qualified accountant to the Company.

Pursuant to Rule 3.24 of the Listing Rules, the Company must employ a qualified accountant on a fulltime basis who must be a qualified accountant and a fellow or associate member of Hong Kong Society of Accountants (now known as Hong Kong Institute of Certified Public Accountants ("HKICPA")) or a similar body of accountants recognized by HKICPA for the purpose of granting exemptions from the examination requirement for membership of HKICPA (the "HKICPA Qualification").

Mr. Ma Wing Yiu (馬榮耀) ("Mr. Ma") is able to meet all the requirements as set out in Rule 3.24 of the Listing Rules except that he does not possess the HKICPA Qualification.

The Company has arranged for Mr. Ip Pui-Sum, the Company Secretary of the Company who is an associate member of the HKICPA, to provide assistance to Mr. Ma in the discharge of his duties as a qualified accountant under Rule 3.24 of the Listing Rules.

The Waiver granted by the Stock Exchange to the Company will cease on the earlier of: (a) 14 May 2010, being 3 years from the date on which the Waiver was granted; and (b) when the Company fails to fulfil the conditions of the Waiver. The Company will then immediately notify the Stock Exchange and take steps to comply with Rule 3.24 of the Listing Rules.

As at the date of this announcement, Mr. Wei Ing-Chou, Mr. Takeshi Ida, Mr. Ryo Yoshizawa, Mr. Wei Ying-Chiao, Mr. Wu Chung-Yi and Mr. Junichiro Ida are executive directors of the Company. Mr. Hsu Shin-Chun, Mr. Lee Tiong-Hock and Mr. Kazuo Ogawa are independent non-executive directors of the Company.

By Order of the Board
Wei Ing-Chou
Chairman

Hong Kong, 16 May 2007

* *For identification purposes only*

Website: http://www.masterkong.com.cn
http://www.irasia.com/listco/hk/tingyi

END